Cydonii V. Fairfax
American Capital, Ltd.
2 Bethesda Metro Center
14th Floor
Bethesda, MD 20814

May 24, 2010

Re: American Capital, Ltd. ("Company")
     File Nos.: 333-16142; 814-00149

Dear Ms. Fairfax:

On April 29, 2010, the Company, which has elected to be regulated as a business development company under the provisions of the Investment Company Act of 1940 ("1940 Act"), filed a registration statement on Form N-2 under the Securities Act of 1933 ("1933 Act") to register an indeterminate number of shares of common stock, shares of preferred stock and debt securities in a shelf offering under Rule 415 of the 1933 Act. The amount being registered is in addition to the amount previously registered in a prior shelf offering declared effective in 2009("2009 Registration"). In a letter dated May 7, 2010, you requested that we afford the registration statement selective review on the basis that the disclosure is based on, and is substantially similar to, the disclosure in the 2009 Registration. We have reviewed the registration statement referenced above and have the following comments.

Prospectus

1.   Summary (page 4)—In the Going Concern paragraph, include a statement that the Company's public accounting firm has concluded that substantial doubt exists about the Company's ability to continue as a going concern.

2.   Risk Factors (page 19)—The disclosure in this section states that the Company has obtained shareholder approval to sell shares of its common stock below net asset value (NAV). Please confirm in your response that the Company will include information in future prospectus supplements about the potential dilution, including a table showing the effects of dilution when shares are sold at 5, 10, 15 and 20 percent.

3.   Operating Expenses (page 34)—The table on salaries, benefits and stock-based compensation shows that incentive compensation in 2009 increased by $29 million from 2008, despite the fact that the Company experienced realized gains in 2008 of $32 million and realized losses in 2009 of $825 million. The disclosure under the table explains that the increase in incentive compensation was the result of "retention bonus accruals implemented in 2009." In your response letter, please provide information about the factors the board considered in approving the retention bonuses.

Financial Statements

4.   Note 4 Investments—Certain investments have been excluded from the tables on pages F-54 and F-55. In your letter, please explain the appropriateness of these exclusions.

5.   Note 5 Borrowings—The financial statements show a value for debt obligations using GAAP while the note on page F-56 shows a different value determined in accordance with "ASC 820." The same is true for "Credit Risk-Related Contingent Features" (the financial statements show one value while note 14 on pages F-73 and F-74 show a value based on ASC 820. In your response, please explain the purpose of the notes using a different valuation procedure from GAAP.

6.   In your response please confirm that there have been no changes in the companies that are consolidated with the Company.

General

7.   We may have additional comments on information supplied supplementally, or on exhibits added in any pre-effective amendments.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant and its management are in possession of all facts relating to the registrant's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the registrant requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant

from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all Information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Please respond to this letter by filing a pre-effective amendment pursuant to Rule 472 under the 1933 Act. Please respond to all comments. Where no changes will be made in the filing in response to a comment, please inform us in a supplemental letter and state the basis for your position.

If you have any questions, please call me at (202) 551-6970.

Sincerely,

Mary A. Cole
Senior Counsel